

August 12, 2014

Via E-mail
John Cecil
Chief Executive Officer
Kallo Inc.
675 Cochran Drive, Suite 630
Markham, Ontario, Canada L3R 0B8

  Re: Kallo Inc.
    Form 10-K for Fiscal Year Ended December 31, 2013
    Filed April 15, 2014
    File No. 0-53183

Dear Mr. Cecil:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ William H. Thompson

             William H. Thompson
             Accounting Branch Chief